Exhibit 11.01
                      Travelers Group Inc. and Subsidiaries
                        Computation of Earnings Per Share
                   (In millions, except for per share amounts)



                                                    Three months ended
                                                         March 31,
                                                   ----------------------
                                                       1996        1995
                                                       ----        ----
Earnings:
  Income from continuing operations                    $520        $305
  Discontinued operations                                 -          35
                                                       ----        ----
  Net income                                            520         340

  Preferred dividends:
    8.125% Cumulative Preferred Stock - Series A         (6)         (6)
    5.5% Convertible Preferred Stock - Series B          (2)         (2)
    $4.53 Convertible Preferred Stock - Series C        (10)         (4)
    9 1/4% Preferred Stock - Series D                    (9)         (9)
                                                      -----       -----
                                                        (27)        (21)
                                                       ----       -----

  Income applicable to common stock                    $493        $319
                                                        ===         ===

Average shares:
  Common                                               458.3      462.3
  Warrants                                               2.2       -
  Assumed exercise of dilutive stock options             8.8        4.7
  Incremental shares - Stock based incentive plans       8.9        6.3
                                                      ------     ------
                                                       478.2      473.3
                                                       =====      =====
Earnings per share:
  Continuing operating                                 $1.03      $0.60
  Discontinued operations                               -          0.07
                                                      ------       ----

  Net Income                                           $1.03      $0.67
                                                        ====       ====


Earnings per common share is computed after recognition of preferred stock dividend requirements and is based on the weighted average number of common shares outstanding during the period after consideration of the dilutive effect of common stock warrants and stock options and the incremental shares assumed issued under the Capital Accumulation Plan and other restricted stock plans. Fully diluted earnings per common share, assuming conversion of all outstanding dilutive convertible preferred stock and the maximum dilutive effect of common stock equivalents have not been presented because the effects are not material. The fully diluted earnings per common share calculation for the three months ended March 31, 1996 and 1995 would entail adding the number of shares issuable on conversion of the dilutive convertible preferred stock (9.9 and 5.1 million, respectively) and the incremental dilutive effect of common stock equivalents (1.1 and 1.5 million, respectively) to the number of shares included in the earnings per common share calculation (resulting in 489.2 and 479.9 million shares, respectively) and eliminating the dividend requirements of the dilutive convertible preferred stock ($5 and $2 million, respectively).

All current and prior year information has been restated to reflect the three-for-two stock split payable on May 24, 1996 to stockholders of record on May 6, 1996.